

September 12, 2013

Via E-mail
Lawrence A. Siebert
Chairman and Chief Executive Officer
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763

      Re: **Chembio Diagnostics, Inc.**
            Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012
            Filed March 7, 2013
            File No. 001-35569

Dear Mr. Siebert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
General

1. Please disclose the material terms of your license agreements with Alere, Inc. and your agreements with the Oswaldo Cruz Foundation (FIOCRUZ). Your description should include, as applicable:

- the nature of the licensed technology and of the license;

- material payment provisions including initial, annual, milestone or royalty payments;

- other material rights and obligations of both parties; and

- term and termination provisions.

Please also file the FIOCRUZ agreements as exhibits to your next quarterly report on Form 10-Q and incorporate them by reference to your next 10-K.

Intellectual Property, page 11

2. Please provide additional information concerning your material patents. Regarding each of the three US patents relating to your DPP technology, please disclose expiration dates, nature of the patent and the type of patent protection provided, e.g. composition of matter, method of use, etc. You should also provide information as to each material patent you license from Alere relating to your lateral flow technology including year of expiration, jurisdiction, nature of the patent and type of patent protection provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director